UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40856

KORE Group Holdings, Inc.
(Exact name of Issuer as specified in its charter)

1155 Perimeter Center West, 11th Floor Atlanta, GA 30338 877-710-5673
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.0001 par value Warrants to purchase common stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock – 1 Warrants to purchase common stock – 2

Explanatory Note

On July 21, 2026, KORE Group Holdings, Inc., a Delaware corporation (the “Company”), completed the transactions contemplated pursuant to the Agreement and Plan of Merger, dated as of February 26, 2026 (the “Merger Agreement”), by and among the Company, KONA Parent, L.P., a Delaware limited partnership (“Parent”) affiliated with certain funds managed by affiliates of Searchlight Capital Partners, L.P. and Abry Partners, LLC and/or Abry Partners II, LLC, and KONA Merger Sub Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). In accordance with the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 31, 2026	By:	/s/ Jack W. Kennedy Jr.
		Name:	Jack W. Kennedy Jr.
		Title:	Executive Vice President, Chief Legal Officer, and Secretary